Exhibit 23(d)(3)
DAVIS VARIABLE ACCOUNT FUND, INC.
FIRST AMENDMENT OF INVESTMENT ADVISORY AGREEMENT
July 1, 2009
Davis Selected Advisers, L.P.
2949 East Elvira Road, Suite 101
Tucson, Arizona 85756
Gentlemen:
We hereby confirm that, as of July 1, 2009, paragraph 5 of our Investment Advisory Agreement of January 1, 2001, is amended in its entirety to read as follows:
5.	Fee for Services. In consideration of such services, we shall pay you a monthly fee as of the last day of each month in each year based upon the average daily value of net assets during a month for which the monthly fee is calculated, as follows:
a monthly rate of 1/12 of 0.55% of the value of average daily net assets during the month;
provided, however, that such fee for any period which shall not be a full monthly period shall be prorated according to the proportion which such period bears to the full month, and no payment of any fee shall be made before the commencement of the public offering of any common stock. For this purpose, the value of our net assets shall be computed in the same manner as the value of such net assets are computed in connection with the determination of the net asset value of our shares.
In all other respects, the Investment Advisory Agreement of January 1, 2001, remains in full force and effect.
If the foregoing is in accordance with your understanding, please indicate by signing and returning to us the enclosed copy hereof.
Very truly yours,
Davis Variable Account Fund, Inc.

By	Doug Haines
Vice President

Accepted as of the day and year first above written.

Davis Selected Advisers, L.P.
By:	Davis Investments, LLC, General Partner

By:	Thomas Tays Vice President